UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Commission File: 33-80178

PRESS RELEASE

Tembec announces a major restructuring of its sawmills in Northeastern Ontario

TEMBEC INDUSTRIES INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
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                           Yes _____          No    X

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PRESS RELEASE                                                              FOR IMMEDIATE RELEASE

Tembec announces a major restructuring of its sawmills in Northeastern Ontario

Temiscaming (Quebec) January 4, 2005 – Tembec today announced a major restructuring that will affect five of its sawmills in the Northeastern Ontario region.

Tembec believes that this restructuring plan combined with wood reallocation, as well as Domtar's plans for its Elk Lake and Chapleau mills which were announced simultaneously, will allow Tembec to secure its operations and jobs in the region of Northeastern Ontario.

The highlights of Tembec's announcement today are as follows:

  Tembec will cease sawmill operations at its Kirkland Lake mill on March 4, 2005, and will invest, in a partnership with Domtar, over $9 million to transform the mill into a value-added centre for the manufacturing of finger-jointed lumber, with a start-up date scheduled for the end of 2005. The centre will create between 70 and 92 jobs, compared to 43 at the normal rate of sawmill production. Tembec will manage and operate the plant. The employees from the sawmill will be integrated into the new value-added centre.
  Tembec's Chapleau mill will add a third shift and its annual production will increase to 147,000 mfbm from 111,000 mfbm at present. Tembec will also be acquiring the boiler and kiln operations associated with Domtar's Chapleau sawmill. The number of positions associated with this production increase is estimated to be 49.
  Tembec's Opasatika mill will shut down its operations permanently as of March 4, 2005. This closure will affect 78 employees.
  Tembec's Hearst mill will add a third shift and its annual production will increase to 155,000 mfbm from 105,000 mfbm at present. The number of employees at the sawmill will increase from 165 to approximately 202.
  The announced restructuring will also bring greater stability to the Tembec Kapuskasing sawmill and 124 existing jobs will be secured at that mill. Tembec was facing downtime in the Hearst, Opasatika and Kapuskasing facilities that may now be reduced or avoided.

"The lumber industry is currently facing numerous challenges," said Jim Lopez, President of the Tembec Forest Products Group. "The economic context is tough considering the exchange rate of the Canadian dollar, the softwood lumber dispute between Canada and the United States, and the energy costs in Ontario. We are also forecasting future fibre reductions in both quality and quantity. All totalled, we have no other option but to adapt and make the right choices which are fewer more efficient large mills that are capable of attracting capital investment. These changes will stabilize and secure the future of these facilities," continued Mr. Lopez. "Tembec, its employees, the various levels of government and the lumber industry in general all need a strong, flourishing industry that will provide stable employment and continue to generate wealth in our communities. For this reason, we have to make the necessary decisions, no matter how difficult they are. We need efficient, sustainable and stable sawmills that are able to compete in an increasingly global and competitive market. With this restructuring, Tembec will be in a better position to make the proper investment in ensuring the future of these operations. "

Mr. Lopez indicated that Ontario's Minister of Natural Resources, David Ramsay, had been consulted on the restructuring proposal and supported it as a means of strengthening the remaining sawmills.

This morning, at meetings in each of the sawmills affected by today's announcement, employees and union leaders were informed of the Company's decisions and discussed the situation with management. The Company has committed to minimize the impact caused by the restructuring and offered to cooperate with union employee representatives and management personnel in meeting that objective.

Tembec is a leading integrated forest products company well established in North America and France, with sales of approximately $4 billion and some 11,000 employees. Tembec's common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

Source:	Michel Bastien Vice President, SPF Mills, Eastern Canada Tembec, Forest Products Group Tel.: (819) 627-4893

Information:	Pierre Brien Vice President, Communications and Public Affairs Tembec Inc. Tel.: (819) 627-4387	Jim Lopez Executive Vice President, President, Forest Products Group Tembec Inc. Tel.: (819) 627-4741

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INDUSTRIES INC.

signed: Claude Imbeau___________________
Claude Imbeau
Vice-President, General Counsel and Secretary

Date: January 4, 2005